May 10, 2010

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street. NE

Washington, D.C. 20549-3720

Attn: Larry Spirgel

Re:	The Princeton Review, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 0-32469

Dear Mr. Spirgel:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated May 7, 2010 (the “Letter”) to Michael Perik, Chief Executive Officer of the Company, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) that was filed with the Commission on April 21, 2010.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Jessica Plowgian of the Commission.

1.	We note the statement in your letter that Test Services, Inc. (“TSI”) has been consolidated into the company’s audited consolidated financial statements since March 7, 2008. We also note your assertion that an evaluation of TSI is “not relevant, material or even helpful to a stockholder’s decision of whether to approve the authorization and issuance of additional shares of common stock” to Alta. Please tell us why you believe an evaluation of TSI is not relevant to your stockholders’ decision of whether to approve the issuance of stock to Alta as consideration for the acquisition of TSI.

RESPONSE: The Company respectfully advises the Staff that it has included disclosure in the Proxy Statement regarding (i) the material terms of its acquisition of Test Services, Inc. (“TSI”), including a summary term sheet, (ii) the nature of the business conducted by TSI, (iii) past contacts, transactions and negotiations among the parties, (iv) information regarding the dilutive impact of the issuance of the additional shares of common stock if the proposal is approved, (v) disclosure regarding the potential impact on the Company’s stock price and dilution of the Company’s earnings per share of the issuance of the additional shares, and (vi) selected stand-alone financial data for TSI and selected pro forma financial data, each of which are derived from the financial statements contained in the Company’s amended Current Report on Form 8-K/A, filed with the Commission on May 21, 2008, which is incorporated by reference into the

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2010

Proxy Statement. The Company also incorporated by reference into the Proxy Statement its audited consolidated financial statements and related notes contained in the Company’s Annual Report on Form 10-K for the year ended 2009, which include the results of TSI for all of 2009 and for the period from March 7, 2008 through December 31, 2008. The Company’s prior assertion referenced in the Staff’s comment related to the inclusion of information regarding TSI in addition to that already set forth in the Proxy Statement. The Company believes that the information already set forth in the Proxy Statement regarding TSI provides all material information relevant to a stockholder’s decision of whether to approve the issuance of stock in lieu of cash to satisfy the Company’s payment obligation to Alta Colleges, Inc. (“Alta”).

In this regard, the Company advises the Staff that the purpose of this proposal is solely to satisfy the requirements of The NASDAQ Stock Market, Inc, and not any other reason. The Company has sufficient shares of common stock authorized for issuance under its Certificate of Incorporation and is not otherwise required to obtain shareholder approval under its Certificate of Incorporation or the laws of the state of Delaware, the state of its incorporation. The Company also notes that it is not seeking approval of the acquisition of TSI, which was consummated over two (2) years ago and will not be unwound as a result of the outcome of the stockholder vote. Moreover, as disclosed in the Company’s response to the Staff’s comment No. 3 below, the Company believes that revenue derived from the various TSI offices represented less than 10% of the Company’s total revenue for the years ended December 31, 2008 and 2009.

The Company further notes that is not seeking shareholder approval of the amount of the payment obligation itself, but merely whether such obligation can be satisfied in shares in common stock rather than cash. If stockholder approval is not obtained for the issuance, then the payment obligation to Alta will remain outstanding subject to some other mutually satisfactory resolution of such obligation as disclosed in the Proxy Statement (and there will be no effect on the acquisition of TSI). Moreover, the proposal relates only to whether or not to approve such issuance of common stock and not any senior securities. Given the purpose for which proxies are being solicited, the Company is unable to identify the relevance of any additional information pursuant to Item 13(a) or Item 14 of Schedule 14A. The Company believes that such additional information is simply not material for the exercise of prudent judgment in regard to the proposal.

2.	Please explain your statement on page two of your proxy that if you do not obtain stockholder approval for this transaction you will meet with Alta to discuss a “mutually satisfactory resolution” with respect to the payment of the remaining consideration you owe them for this acquisition. Tell us what may be encompassed in a “mutually satisfactory resolution” and any experience you’ve had to date with Alta or any other parties that informs your belief.

RESPONSE: The statement on page 2 and page 29 of the Proxy Statement regarding a mutually satisfactory resolution tracks the agreed-upon language set forth in the letter agreement, dated March 31, 2010, with Alta, which the Company previously filed with the Commission on April 2, 2010 as Exhibit 10.1 to its Current Report on Form 8-K. The

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2010

Company has not had any discussions with Alta or any other parties about what the specific options could include for a mutually satisfactory resolution regarding the remaining payment to Alta. As disclosed in the Proxy Statement, the Company believes that it is possible that such a resolution could involve the payment of the remaining consideration to Alta in cash. However, because no discussions have yet been had with Alta regarding such resolution, the Company would only be speculating on any other alternatives. In addition, disclosure of the Company’s preferences regarding alternatives could impair the Company’s ability to negotiate a resolution on terms favorable to the Company by signaling to Alta the least favorable terms on which the Company would be willing to agree.

3.	Please tell us, with a view to disclosure, what financial or other performance metrics regarding TSI are available to your management. For example, tell us whether management has access to the class enrollment, average pricing of services or revenues attributable to the ten Princeton Review franchises owned by TSI.

RESPONSE: The Company advises the Staff that it provides segment information on the basis of operating segments for Test Preparation Services, Supplemental Educational Services (“SES”) and Penn Foster, which are divisions of the Company for which separate financial information is available and evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. All of the franchises that previously made up TSI fall within the Test Preparation Services operating segment. However, the Company does not, and is not able to, separately track for financial reporting purposes the ten (10) franchises that previously made up TSI because those franchises were integrated into the Company’s existing operations. Following the acquisition of TSI by the Company, the TSI franchises no longer operated as stand-alone franchises but instead were integrated into the Company’s existing Test Preparation Services operations. For example, TSI included franchises serving regions in California, Colorado, Connecticut, Florida, Michigan, Nevada, New York and Ohio. The Company already had operations in Connecticut, Florida, Michigan, Ohio and other states neighboring those of the TSI franchises. In many of the overlapping regions, the Company integrated its offices with those of TSI following the acquisition to, among other things, reduce its overall cost structure. Accordingly, the Company is unable to monitor performance measures as they relate solely to the prior TSI franchises. However, with a view to providing the Staff with context regarding the materiality of the former TSI franchises to its overall business, the Company estimates that revenue from the offices formerly represented by the TSI franchises (after being integrated in some cases with certain of the Company’s existing offices) is less than 10% of the Company’s total revenue for each of the years ended December 31, 2008 and 2009 and, as a result of the Company’s acquisition of the Penn Foster Education Group, Inc. in December 2009, is less than 6% of the Company’s total revenue for the fiscal quarter ended March 31, 2010. In addition, class enrollment and average pricing are not metrics that the Company

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2010

or its competitors in the Test Preparation Services segment publicly report to investors or stockholders. The Company believes that it would be impracticable and potentially misleading to provide such disclosure regarding TSI-specific performance because that is not how the Company manages its business. More importantly, the Company believes that it would be competitively disadvantaged if it were required to disclose such specific performance measures and, therefore, has not historically disclosed this level of information.

*     *     *     *     *

In connection with the foregoing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg

Neal S. Winneg Executive Vice President, General Counsel

and Secretary

cc:	Jessica Plowgian

                    United States Securities and Exchange Commission

Michael Perik

Stephen Richards

                    The Princeton Review, Inc.

John M. Mutkoski, Esq.

Edward A. King, Esq.

                    Goodwin Procter LLP

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